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                                  Exhibit (a)(4)


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August 22, 1997

To Holders of Units of Limited Partnership
 Interest in PaineWebber R&D Partners II, L.P.:

By now you may have received a letter from PaineWebber Development Corporation ("PaineWebber") recommending that you refrain from selling your Units in PaineWebber R&D Partners II, L.P. to BioRoyalties, L.L.C. PaineWebber states that the reason for this recommendation is that the $3,650 price per Unit offered by BioRoyalties is financially inadequate, and that it believes the fair value of a Unit is between $5,555 and $6,955. BioRoyalties disagrees with PaineWebber's valuation, and believes that the following considerations are relevant to your decision whether to sell.

- PAINEWEBBER'S VALUATION IS NOT AN OFFER. PaineWebber's valuation is an estimate based on assumptions that have not been made available to you or BioRoyalties and that may or may not prove to be true. PaineWebber is not assuming any risk of loss if the assumptions prove to be wrong. IN ITS RECOMMENDATION, PAINEWEBBER STATES THAT "...[IT] AND THE PARTNERSHIP ARE UNABLE TO PROVIDE ANY ASSURANCE THAT THE ACTUAL VALUE THAT MAY BE REALIZED BY THE PARTNERSHIP OR ANY LIMITED PARTNER WOULD BE AS INDICATED BY SUCH RANGE OF VALUES."

- ADDITIONAL TEN-YEAR HOLDING PERIOD. It has been ten years since you invested in the Partnership, if you purchased Units in the original offering. Accepting PaineWebber's recommendation not to sell may require that you hold your investment (or future in-kind distributions therefrom) for an additional ten years -- the period of time for which ReoPro royalties are payable - in order to realize PaineWebber's $5,555 to $6,965 estimate of current value.

- PREMIUM TO HISTORICAL PRICES. The Purchase Price of $3,650 is 46% higher than the most recent and highest selling price ($2,500 per Unit, less commissions of up to 8.75%) of a Unit traded on the Chicago Partnership Board or in any other secondary market transaction of which BioRoyalties is aware. According to PaineWebber, "[t]he Units are illiquid, so there is no efficient trading market for the Units [and] the prices that may be realized by a seller in such market have historically been and may be lower than the price [BioRoyalties] is offering."

- PLANNED LIQUIDATION/CENTOCOR LITIGATION SETTLEMENT. In its recommendation, PaineWebber states that "...[it] is in the process of winding-up [the Partnership's] operations, which it anticipates will be completed within the next several years, and that the Limited Partners should receive substantial value in connection therewith, including pro rata distributions of the proceeds of the proposed settlement of the Centocor Litigation, which distribution may be in cash or other property." PaineWebber does not specify the timing, nature or size of any distribution that will be received by you pursuant to a proposed winding up of the Partnership's operations. In addition to revised payments based on the sales of ReoPro over the next 10 years, the proposed settlement of the Centocor Litigation would result in one-time cash payments of approximately $795 per Unit (approximately $420 in 1997, $280 in 1998, and $95 if and when ReoPro is approved for marketing in Japan).

As a result of these considerations, as well as those outlined in greater detail in the Offer to Purchase, any Holder who desires liquidity in his or her investment in the Partnership may wish to consider selling his or her Units pursuant to the Offer. Please feel free to call either The Herman Group
((800) 243-3399) or BioRoyalties ((800) 600-1450) with any questions you might have.

Very truly yours,


BioRoyalties, L.L.C.